Exhibit 99.1
Ctrip Reports First Quarter 2010 Financial Results
Shanghai, China, May 11, 2010 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets, packaged tours, and corporate travel management in China, today announced its unaudited financial results for the first quarter ended March 31, 2010.
Highlights for the First Quarter of 2010
•
Net revenues were RMB587 million (US$86 million) for the first quarter of 2010, up 46% year-on-year. Excluding net revenues attributable to ezTravel, Ctrip’s net revenues were RMB557 million (US$82 million) for the first quarter of 2010, up 39% year-on-year.

•	Gross margin was 78% for the first quarter of 2010, remaining consistent with that in the same period in 2009.

•
Income from operations was RMB196 million (US$29 million) for the first quarter of 2010, up 45% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB261 million (US$38 million), up 61% year-on-year.

•
Operating margin was 33% for the first quarter of 2010, compared to 34% in the same period in 2009. Excluding share-based compensation charges (non-GAAP), operating margin was 44%, compared to 40% in the same period in 2009.

•
Net income attributable to Ctrip’s shareholders was RMB190 million (US$28 million) in the first quarter of 2010, up 57% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB255 million (US$37 million), up 72% year-on-year.

•
Diluted earnings per ADS were RMB1.30 (US$0.19) for the first quarter of 2010. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.74 (US$0.26) for the first quarter of 2010.

•	Share-based compensation charges were RMB64 million (US$9 million), accounting for 11% of the net revenues, or RMB0.44 (US$0.06) per ADS for the first quarter of 2010.
“We are pleased that our team delivered strong results in the first quarter of 2010, which marked an inspiring beginning for year 2010,” said Min Fan, President and Chief Executive Officer of Ctrip. “We will continuously improve customer service quality, strengthen vendor relationship, and adopt innovative technologies. Through our efforts, Ctrip will extend our leadership in the Greater China travel industry.”
First Quarter 2010 Financial Results
For the first quarter of 2010, Ctrip reported total revenues of RMB627 million (US$92 million), representing a 46% increase from the same period in 2009 and a 4% increase from the previous quarter.

Hotel reservation revenues amounted to RMB252 million (US$37 million) for the first quarter of 2010, representing a 36% increase year-on-year, and an 8% decrease quarter-on-quarter. Excluding revenues attributable to ezTravel, Ctrip’s hotel reservation revenues were RMB246 million (US$36 million), representing a 33% increase year-on-year, primarily driven by the increase in hotel reservation volume. Excluding revenues attributable to ezTravel, Ctrip’s hotel reservation revenues decreased by 9% quarter-on-quarter, primarily due to seasonality.
Air ticket booking revenues for the first quarter of 2010 were RMB265 million (US$39 million), representing a 44% increase year-on-year, and a 12% increase quarter-on-quarter. Excluding revenues attributable to ezTravel, Ctrip’s air-ticketing revenues were RMB258 million (US$38 million) for the first quarter of 2010, representing a 40% increase year-on-year, primarily driven by a 31% increase in air ticketing sales volume, and a 7% increase in commission per ticket year-on-year. Excluding revenues attributable to ezTravel, Ctrip’s air-ticketing revenues increased by 13% quarter-on-quarter, primarily driven by the increase in air ticketing sales volume.
Packaged-tour revenues for the first quarter of 2010 were RMB72 million (US$11 million), representing a 90% increase year-on-year, and a 48% increase quarter-on-quarter. Excluding revenues attributable to ezTravel, Ctrip’s packaged-tour revenues were RMB59 million (US$9 million), representing a 55% increase year-on-year, and a 44% increase quarter-on-quarter due to the increase of leisure travel volume.
Corporate travel revenues for the first quarter of 2010 were RMB26 million (US$4 million), representing a 99% increase year-on-year, primarily driven by the increased corporate travel demand from business activities and lower base in the first quarter of 2009, and remained relatively consistent with the previous quarter.
For the first quarter of 2010, net revenues were RMB587 million (US$86 million), representing a 46% increase from the same period in 2009 and a 4% increase from the previous quarter. Excluding net revenues attributable to ezTravel, net revenues were RMB557 million (US$82 million), representing a 39% increase from the same period in 2009, and a 2% increase from the previous quarter.
Gross margin was 78% in the first quarter of 2010, remained consistent with that in the same period in 2009, and compared to 77% in the previous quarter.
Product development expenses for the first quarter of 2010 increased by 59% to RMB101 million (US$15 million) from the same period in 2009 and increased by 14% from the previous quarter, primarily due to an increase of product development personnel and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues, remained consistent with that in the same period in 2009 and increased from 13% in the previous quarter.
Sales and marketing expenses for the first quarter of 2010 increased by 34% to RMB94 million (US$14 million) from the same period in 2009, primarily due to the increase of sales and marketing related activities year-on-year, and decreased by 3% from the previous quarter, primarily due to the decrease of sales and marketing related activities because of seasonality. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 15% of the net revenues, decreasing from 17% in the same period in 2009 and 16% in the previous quarter.

General and administrative expenses for the first quarter of 2010 increased by 62% to RMB67 million (US$10 million) from the same period in 2009, and increased by 7% from the previous quarter, primarily due to an increase of administrative personnel and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 5% of the net revenues, decreasing from 6% in the same period in 2009 and in the previous quarter.
Income from operations for the first quarter of 2010 was RMB196 million (US$29 million), representing an increase of 45% from the same period in 2009 and an increase of 4% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB261 million (US$38 million), representing an increase of 61% from the same period in 2009 and an increase of 9% from the previous quarter.
Operating margin was 33% in the first quarter of 2010, compared to 34% in the same period in 2009, and remained consistent with that in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 44%, compared to 40% in the same period in 2009 and 42% in the previous quarter.
Net income attributable to Ctrip’s shareholders for the first quarter of 2010 was RMB190 million (US$28 million), representing a 57% increase from the same period in 2009, and remaining consistent with the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB255 million (US$37 million), representing an increase of 72% from the same period in 2009, and an increase of 6% from the previous quarter.
The effective tax rate for the first quarter of 2010 was 12%, decreasing from 18% in the same period of 2009 and 20% in the previous quarter, primarily due to certain tax benefit granted by the local tax bureau in the first quarter of 2010.
Diluted earnings per ADS were RMB1.30 (US$0.19) for the first quarter of 2010. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.74 (US$0.26) for the first quarter of 2010.
As of March 31, 2010, the balance of cash, restricted cash and short-term investment was RMB3.3 billion (US$490 million).
Business Outlook
For the second quarter of 2010, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 30-35%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call
Ctrip’s management team will host a conference call at 9:00PM U.S. Eastern Time on May 11, 2010 (or 9:00AM on May 12, 2010 in the Shanghai/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.
The dial-in details for the live conference call: U.S. Toll Free Number +1.888.713.4214, International dial-in number +1.617.213.4866, Passcode 14587692. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PH9JVFGQ6.
A telephone replay of the call will be available after the conclusion of the conference call through May 19, 2010. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 47897049.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Stock Compensation” for 2010 and 2009. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.
Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.
Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.
About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information, please contact:
Lin Zhang
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12920
Email: z_lin@ctrip.com
June Zhu
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12258
Email: jun_zhu@ctrip.com

Ctrip.com International, Ltd.
Consolidated Balance Sheet Information

	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	1,434,618,382	3,093,630,609	453,226,085
Restricted cash	113,150,289	115,341,638	16,897,893
Short-term investment	180,183,917	137,608,859	20,160,107
Accounts receivable, net	420,579,005	501,919,455	73,532,693
Prepayments and other current assets	134,318,164	137,063,662	20,080,234
Deferred tax assets	23,446,059	31,308,917	4,586,849

Total current assets	2,306,295,816	4,016,873,140	588,483,861

Long-term deposits	143,195,191	145,921,331	21,377,909
Land use rights	108,922,018	108,274,965	15,862,605
Property, equipment and software	550,506,595	623,460,333	91,338,793
Investment	658,051,285	1,213,145,969	177,729,492
Goodwill	322,936,838	322,936,838	47,311,207
Intangible assets	66,851,954	65,359,778	9,575,402

Total assets	4,156,759,697	6,495,972,354	951,679,269

LIABILITIES
Current liabilities:
Accounts payable	291,045,743	465,865,801	68,250,725
Salary and welfare payable	130,539,660	120,722,117	17,686,149
Taxes payable	142,256,695	102,504,782	15,017,256
Advances from customers	276,792,049	234,044,801	34,288,259
Accrued liability for customer reward program	88,254,996	95,105,131	13,933,185
Other payables and accruals	229,652,319	588,212,881	86,174,936

Total current liabilities	1,158,541,462	1,606,455,513	235,350,510

Deferred tax liabilities, non-current	11,509,937	11,003,872	1,612,100

Total liabilities	1,170,051,399	1,617,459,385	236,962,610

SHAREHOLDERS’ EQUITY
Share capital	2,801,334	2,916,471	427,272
Additional paid-in capital	1,219,815,250	2,860,391,679	419,055,888
Statutory reserves	72,489,182	72,489,182	10,619,881
Accumulated other comprehensive loss	(77,742,443)	(634,195)	(92,912)
Retained Earnings	1,707,684,596	1,898,130,027	278,081,694

Total Ctrip’s shareholders’ equity	2,925,047,919	4,833,293,164	708,091,823

Noncontrolling interests	61,660,379	45,219,805	6,624,836

Total shareholders’ equity	2,986,708,298	4,878,512,969	714,716,659

Total liabilities and shareholders’ equity	4,156,759,697	6,495,972,354	951,679,269

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	185,041,484	274,473,674	251,912,292	36,905,900
Air-ticketing**	184,088,815	236,054,940	264,723,073	38,782,717
Packaged tour	37,717,241	48,458,453	71,781,013	10,516,132
Corporate travel**	13,195,616	26,798,448	26,274,358	3,849,272
Others	8,557,935	17,116,855	12,514,361	1,833,391

Total revenues	428,601,091	602,902,370	627,205,097	91,887,412

Less: business tax and related surcharges	(28,023,671)	(37,188,892)	(40,483,224)	(5,930,913)

Net revenues	400,577,420	565,713,478	586,721,873	85,956,499

Cost of revenues	(89,970,448)	(128,218,158)	(128,377,508)	(18,807,687)

Gross profit	310,606,972	437,495,320	458,344,365	67,148,812

Operating expenses:
Product development *	(63,322,718)	(88,084,277)	(100,721,820)	(14,756,046)
Sales and marketing *	(70,724,071)	(97,816,552)	(94,439,324)	(13,835,642)
General and administrative *	(41,321,278)	(62,342,757)	(66,741,488)	(9,777,826)

Total operating expenses	(175,368,067)	(248,243,586)	(261,902,632)	(38,369,514)

Income from operations	135,238,905	189,251,734	196,441,733	28,779,298

Interest income	3,363,165	4,687,828	5,337,051	781,894
Other income	9,673,844	30,225,954	581,797	85,235

Income before income tax expense and equity in income	148,275,914	224,165,516	202,360,581	29,646,427

Income tax expense	(26,792,879)	(44,662,623)	(24,314,306)	(3,562,118)
Equity in income of affiliates	—	14,714,676	11,236,298	1,646,151

Net income	121,483,035	194,217,569	189,282,573	27,730,460

Less: Net (income) loss attributable to noncontrolling interests	(90,755)	(4,011,756)	1,162,858	170,362

Net income attributable to Ctrip’s shareholders	121,392,280	190,205,813	190,445,431	27,900,822

Earnings per ordinary share
- Basic	3.62	5.60	5.53	0.81
- Diluted	3.57	5.28	5.21	0.76

Earnings per ADS
- Basic	0.91	1.40	1.38	0.20
- Diluted	0.89	1.32	1.30	0.19

Weighted average ordinary shares outstanding
- Basic	33,489,695	33,967,802	34,467,334	34,467,334
- Diluted	33,957,107	36,025,042	36,561,172	36,561,172

* Share-based compensation charges included are as follows:
Product development	7,242,840	12,319,485	15,993,081	2,343,034
Sales and marketing	4,025,165	6,896,401	8,843,140	1,295,546
General and administrative	15,706,497	30,390,027	39,386,817	5,770,286

**
Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2010 financial information presentation. Revenues are presented in accordance with the definitions below:

Air-ticketing revenues primarily include commissions from air ticket booking and related services, including sales of aviation casualty insurance, and revenue generated from air-ticket delivery services.

Corporate travel management revenues primarily include commissions from hotel reservation, air ticket booking and packaged-tour services rendered to corporate clients.

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Quarter Ended March 31, 2010
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(100,721,820)	17%	15,993,081	3%	(84,728,739)	14%
Sales and marketing	(94,439,324)	16%	8,843,140	2%	(85,596,184)	15%
General and administrative	(66,741,488)	11%	39,386,817	7%	(27,354,671)	5%

Total operating expenses	(261,902,632)	45%	64,223,038	11%	(197,679,594)	34%

Income from operations	196,441,733	33%	64,223,038	11%	260,664,771	44%

Net income attributable to Ctrip’s shareholders	190,445,431	32%	64,223,038	11%	254,668,469	43%

Diluted earnings per ordinary share (RMB)	5.21		1.76		6.97

Diluted earnings per ADS (RMB)	1.30		0.44		1.74

Diluted earnings per ADS (USD)	0.19		0.06		0.26

	Quarter Ended December 31, 2009
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue
Product development	(88,084,277)	16%	12,319,485	2%	(75,764,792)	13%
Sales and marketing	(97,816,552)	17%	6,896,401	1%	(90,920,151)	16%
General and administrative	(62,342,757)	11%	30,390,027	5%	(31,952,730)	6%

Total operating expenses	(248,243,586)	44%	49,605,913	9%	(198,637,673)	35%

Income from operations	189,251,734	33%	49,605,913	9%	238,857,647	42%

Net income attributable to Ctrip’s shareholders	190,205,813	34%	49,605,913	9%	239,811,726	42%

Diluted earnings per ordinary share (RMB)	5.28		1.38		6.66

Diluted earnings per ADS (RMB)	1.32		0.34		1.66

Diluted earnings per ADS (USD)	0.19		0.05		0.24

	Quarter Ended March 31, 2009
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue
Product development	(63,322,718)	16%	7,242,840	2%	(56,079,878)	14%
Sales and marketing	(70,724,071)	18%	4,025,165	1%	(66,698,906)	17%
General and administrative	(41,321,278)	10%	15,706,497	4%	(25,614,781)	6%

Total operating expenses	(175,368,067)	44%	26,974,502	7%	(148,393,565)	37%

Income from operations	135,238,905	34%	26,974,502	7%	162,213,407	40%

Net income attributable to Ctrip’s shareholders	121,392,280	30%	26,974,502	7%	148,366,782	37%

Diluted earnings per ordinary share (RMB)	3.57		0.79		4.37

Diluted earnings per ADS (RMB)	0.89		0.20		1.09

Diluted earnings per ADS (USD)	0.13		0.03		0.16
Notes for all the financial schedules presented:
Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.8258 on March 31, 2010 published by the Federal Reserve Board.
Note 2: Effective on January 21, 2010, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from two (2) ADSs representing one (1) ordinary shares to four (4) ADSs representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.